

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2015

Rami Rahim
Chief Executive Officer
Juniper Networks Inc.
1133 Innovation Way
Sunnyvale, California 94089

>   **Re: Juniper Networks Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed February 20, 2015**
>   **File No. 001-34501**

Dear Mr. Rahim:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 7. Goodwill and Purchased Intangible Assets, page 84

1.   We note that the fair value of your Security reporting unit did not exceed its carrying value and, as such, your Security reporting unit's goodwill was impaired. In this regard, please tell us the amount of goodwill that remains allocated to the security reporting unit, if any. To the extent that material amounts of goodwill remain allocated to the reporting unit, your disclosures should be revised to discuss the following:
  * The percentage by which the carrying amount of the reporting unit exceeded its fair value.
  * Description of the methods and key assumptions used and how the key assumptions were determined;
  * Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible, such as whether or not the valuation model assumes recovery from a business downturn within a defined period of time; and
  * Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

2.   We note that you impaired your goodwill as a result of rationalizing your Security product portfolio to develop a new product roadmap and exiting certain point products, including the divestiture of Junos Pulse. While your disclosures on page 39 indicate that you began to implement a new Security strategy focused on network resiliency and performance based on the SRX platform in the fourth quarter, we note that the divestiture of Junos Pulse was consummated in the second quarter. In this regard, tell us what consideration you gave to whether or not the divestiture of Junos Pulse was a triggering event that required performing interim impairment analysis of your security reporting unit's goodwill. For guidance, refer to both ASC 350-20-35-30 and 35-31.

Purchased intangible assets, page 85

3.   Based on the table provided on this page, we note that you recognized $52.7 million of impairment and other charges with regard to your intangible assets. In this regard, we note that $20.0 million of intangible assets were impaired due to no longer being utilized, as part of your restructuring. However, please tell us the underlying reason for the impairment of the other $32.7 million in intangible assets as well as the reporting unit to which those intangible assets were allocated. Refer to ASC 350-30-50-3.

Note 8. Other Financial Information
Other Income (Expense), Net, page 88

4.   Based on your disclosures in Note 17 to the financial statements included in your Form 10-Q for the quarterly period ended June 30, 2014, we note that you allocated goodwill to the sale of Junos Pulse and consider it a business. Since you considered the transaction to be a sale of a business, tell us what consideration you gave to accounting for this transaction as discontinued operations in accordance with ASC 205-20-15-2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Rami Rahim
Juniper Networks Inc.
July 16, 2015
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief